


05008708

31 May 2005


MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH. D.C.
198
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 23 May 2005 to 27 May 2005.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai (Ms)
Assistant General Counsel


PROCESSED
JUN 09 2005

Encs


SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-May-2005 07:53:47
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Optus B1 Satellite outage
Description	



Attachments:	313-sgx.pdf Total size = **18K** (2048K size limit recommended)


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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, May 27, 2005 7:59 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



233590.pdf

ASX confirms the release to the market of Doc ID: 233590 as follows:
Release Time: 27-May-2005 09:58:21
ASX Code: SGT
File Name: 233590.pdf
Your Announcement Title: Announcement on Optus B1 Satellite outage


'yes'
OPTUS

Announcement

27 May 2005

Optus B1 Satellite outage

On Monday evening Optus experienced a service outage on the Optus B1 satellite. This was caused by a failure of the primary satellite control processor. Similar failures have been experienced in the past by other satellites of the same design.

Service has been successfully restored using the back up satellite control processor. Optus has notified affected customers. The backup satellite control processor remains operational, and hence there is no current effect on customers using the B1 satellite.

Optus has previously announced plans to launch two new satellites (D1 and D2), the first to be launched in 2006, which will replace the B series satellites.